April 24, 2025

Barbra C. Keck
Chief Financial Officer
SmartKem, Inc.
Manchester Technology Center
Hexagon Tower
Delaunays Road, Blackley.
Manchester, M9 8GQ U.K.

       Re: SmartKem, Inc.
           Registration Statement on Form S-1
           Filed April 8, 2025
           File No. 333-286437
Dear Barbra C. Keck:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed April 8, 2025
General

1. We note that you are registering the resale of "1,875,324 shares of our common stock issuable upon the conversion of our Series A-1 Convertible Preferred Stock . . .
       including shares of our common stock issuable upon the exercise of Class C Warrants into which shares of the Series A-1 Preferred Stock are convertible in certain circumstances." Please clarify if this means that you are registering the resale of shares issuable upon exercise of Class C Warrants that are not yet outstanding and will not be outstanding until the selling stockholders convert outstanding Series A-1
       Preferred Stock. If this is so, it does not appear appropriate at this time to register the resale of the associated common stock. Please revise your registration statement
 April 24, 2025
Page 2

       accordingly or provide us with an analysis addressing why you are able to register these shares at this time. Refer generally to Securities Act Compliance Disclosure and
       Disclosure Interpretation 139.11.
2. Regarding the Series A-1 Preferred Stock, please tell us how you determined the number of shares registered for resale.
3. Regarding the Series A-1 Preferred stock, please disclose the price that the selling securityholders paid to acquire the Series A-1 Preferred Stock.
4. Please expand the information on page II-2 about the conversion price of $8.75 to also discuss: (1) the adjustment to the conversion price of the Series A-1 Preferred Stock to $87.50 in January 2024; and (2) the adjustment to the conversion price of the Series
       A-1 Preferred Stock to $4.34 in December 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   John D. Hogoboom, Esq.